AMENDMENT

AD 6/18

4/6/09

09041759

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED APR 6 2009 DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8-12823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2008 (MM/DD/YY) AND ENDING Dec 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLINGER & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6505 CLAWSON STREET
(No. and Street)

HOUSTON, TX 77055-7103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN E. CLINGER 713-682-6785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ADAMSON, HOOD & COMPANY, PC
(Name – *if individual, state last, first, middle name*)

10500 NORTHWEST FREEWAY, SUITE 224
HOUSTON, TX 77092
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NORMAN CLINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLINGER & CO., INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA BENTLEY
Notary Public, State of Texas
My Commission Expires 01-29-2011

Norman Clinger
Signature

PRESIDENT
Title

3-27-09

Amanda Bentley
Notary Public

This report ** contains (check all applicable boxes): (PREVIOUSLY SENT)

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Adamson, Hood & Company, PC

Certified Public Accountants
10500 Northwest Frwy., Suite 224
Houston, Texas 77092
Tel. (713) 956-6266
Fax: (713) 681-1101
Email: adamsonhood.com

Dear Mr. Clinger, 3/27/09

This firm is presently in good standing with the Texas Society of Certified Public Accountants and was so during the period we performed your audit. As evidence please see the attached copy of our Texas State Board of Accountancy License.

Sincerely,

Rick Adamson

Rick Adamson

Texas State Board of Public Accountancy

[illegible] Austin, Texas [illegible]

The individual identified below is licensed to practice public accountancy in Texas.

ARNOLD RICKIE ADAMSON

CERTIFIED PUBLIC ACCOUNTANT
10500 NORTHWEST FWY STE 224
HOUSTON TX. 77092

License ID. 018630
Expires: 1/31/2010
Form No: 09034208

CN=0018630